

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2024

Sharon Yeshaya
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re: Morgan Stanley**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 10-Q for the Quarterly Period Ended March 31, 2024**
> **Form 10-Q for Quarterly Period Ended June 30, 2024**
> **Response dated October 2, 2024**
> **File No. 001-11758**

Dear Sharon Yeshaya:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance